Exhibit 99.1

Company Contacts:
Katia Fontana
Vice President and Chief Financial Officer
(514) 397-2592

For all press and media inquiries, please contact:

OverCat Communications
Audrey Hyams Romoff, ahr@overcat.com,
(647) 223-9970
Gillian DiCesare, gd@overcat.com,
(647) 223-5590
Chelsea Brooks, cb@overcat.com,
(289) 221-6006

BIRKS GROUP REPORTS ITS MID-YEAR FY2021 RESULTS

Montreal, Quebec. November 27, 2020 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today reported its financial results for the twenty-six week period ended September 26, 2020.

Highlights

All figures presented herein are in Canadian dollars.

The Company’s financial results for the twenty-six week period ended September 26, 2020 were significantly impacted by the COVID-19 pandemic, most notably by the temporary closure of the Company’s stores from the start of the fiscal year through June 2020 as a consequence of the restrictions imposed by provincial government authorities.

In the twenty-six week period ended September 26, 2020, the Company achieved net sales of $57.0 million, a decrease of $28.3 million, or 33.2%, from the comparable prior period in fiscal 2020, yielding gross profit of $22.8 million, a decrease of $9.8 million, or 30.0%, compared to the same period in fiscal 2020, as a direct result of the negative impacts of COVID-19. Gross profit as a percentage of sales was 40.1%, an increase of 190 basis points from the gross profit as a percentage of sales of 38.2% in the twenty-six week period ended September 28, 2019. Despite the decline in sales and gross profit volumes, the Company was able, through its proactive management of the impact of the pandemic, to control costs. Total operating expenses was $24.2 million in the twenty-six week period ended September 26, 2020, representing a decrease of $10.4 million, or 30.1%, as compared to same period in fiscal 2020. Overall, the Company reported a net loss of $2.8 million, an improvement of $1.8 million, or 38.3%, compared to the twenty-six week period ended September 28, 2019. A significant factor leading to the overall improvement was the fact that during the second thirteen-week period ended September 26, 2020, subsequent to the re-opening of our store network, the Company generated a 4% increase in comparable store sales.

As of July 2020, the Company had re-opened all of its 30 stores, albeit at reduced operating hours. As a result of provincial restrictions to address the “second wave” of the COVID-19 pandemic, our Winnipeg store is currently temporarily closed for in-person shopping for a four-week period since November 12, 2020 and six of our Ontario stores, including our Bloor street flagship store, are also temporarily closed for in-person shopping, for a four-week period since November 23, 2020. However, all of the affected stores remain available for concierge telephone service and curbside pickup.

Mr. Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “Since the start of the fiscal year, we have shown great resilience and agility in taking the necessary steps to mitigate the negative impacts of the COVID-19 pandemic on the Company, notably by managing liquidity tightly, by working with our various partners and stakeholders to contain costs, by increasing our focus on generating revenues from our e-commerce business and concierge service, and by adapting to emerging trends to better serve our clients. At the outset of the pandemic, we established a cross-functional management team that reviewed business goals, objectives and processes in order to steer the Company through this global crisis and protect the well-being of our employees, clients, partners and communities. The cross-functional management team continues to monitor the situation very closely, on a provincial, national and global basis.”

Mr. Bédos further commented: “Thanks to the dedication of our employees and the support from our key stakeholders and partners, we have been able to achieve improved results in the twenty-six week period ended September 26, 2020 as compared to last year. Our fiscal discipline during the period has also allowed us to deliver improvements to results from operations. As we continue to navigate through the pandemic, I believe that the actions we have taken since the start of the fiscal year and during the pandemic, has better positioned the Company for managing challenges through uncertain times.”

Financial overview for the twenty-six week period ended September 26, 2020:

•

Net sales for the twenty-six week period ended September 26, 2020 were $57.0 million, a decrease of $28.3 million, or 33.2%, compared to $85.3 million for the twenty-six week period ended September 28, 2019. The decrease in net sales was primarily attributable to the effects of COVID-19, and the resulting temporary closures of all stores across the retail channel during the first quarter of fiscal 2021. The overall decrease was partially offset by strong e-commerce sales, representing approximately 4.5% of total net sales, as compared to approximately 1.0% in the same period in fiscal 2020;

•	Comparable store sales decreased by 32% compared to the twenty-six week period ended September 28, 2019, primarily due to the negative impacts of COVID-19 during the period, including the temporary store closures. During the first quarter of the fiscal year, during which time the Company’s stores were temporarily closed, the Company experienced a 65% decrease in comparable store sales. In the second quarter of fiscal 2021, during which time the Company’s stores were fully re-opened, albeit operating at reduced hours and with lower levels of foot traffic, the Company experienced a 4% increase in comparable store sales. This increase was driven in part by the sales performance of third party branded watches resulting from the Company’s improved portfolio of third party watch brands, and the Company’s successful targeted marketing campaigns which we believe led to increases in average sales transaction value throughout the retail network;

•

Gross profit for the twenty-six week period ended September 26, 2020 decreased by $9.8 million to $22.8 million, or 40.1% of net sales, as compared to $32.6 million or 38.2% of net sales, during the twenty-six week period ended September 28, 2019. This decrease was primarily due to the reduction of sales volume caused by COVID-19, partially offset by an improvement of gross margin of 190 basis points. The increase of 190 basis points in gross margin percentage was mainly attributable to the Company’s strategic focus to reduce sales promotions and discounting, partially offset by a shift in product sales mix towards branded timepieces;

•

SG&A expenses were $21.4 million, or 37.5% of net sales, in the twenty-six week period ended September 26, 2020, compared to $32.3 million, or 37.8% of net sales, in the twenty-six week period ended September 28, 2019. SG&A expenses in the twenty-six week period ended September 26, 2020 decreased by $10.9 million versus SG&A expenses in the prior comparable period in fiscal 2020. This variance is driven primarily by cost containment initiatives undertaken by management as a proactive measure against the potential impact of COVID-19, which initiatives included lower occupancy costs driven by the negotiation of rent abatements with the Company’s landlords, lower compensation costs driven by the impact of temporary lay-offs, the receipt of the federal government’s wage subsidies, reduced operating hours at retail locations, temporary wage reductions at the corporate head office, lower marketing costs and lower general expenses; and

•

The Company’s operating loss from continuing operations during the twenty-six week period ended September 26, 2020 was $1.4 million, an improvement of $0.7 million compared to an operating loss of $2.1 million in the comparable prior year period. The Company’s total net loss was $2.8 million during the twenty-six week period ended September 26, 2020, an improvement of $1.8 million compared to a net loss of $4.6 million in the twenty-six week period ended September 28, 2019.

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery, timepieces and gifts and operator of luxury jewellery stores in Canada. As of November 26, 2020, the Company operates 26 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand and one location in Vancouver under the Patek Philippe brand. Bijoux Birks fine jewellery collections are also available through Mappin & Webb and Goldsmiths locations in the United Kingdom in addition to several jewellery retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewellery, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Forward Looking Statements

This press release contains forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide COVID-19 outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of the shares; (ii) economic, political and market conditions, including the economies of Canada, and the U.S., which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) changes in interest rates; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (vi) the Company’s ability to continue to borrow under the Credit Facility, (vii) the Company’s ability to maintain profitable operations, as well as maintain specified excess availability levels under the Credit Facility, make scheduled payments of principal and interest, and fund capital expenditures; (viii) the Company’s financial performance in the second half of fiscal 2021 and the level of capital expenditures requirements related to renewing store leases; (ix) the Company’s ability to execute its strategic vision; and (x) the Company’s ability to continue as a going concern.

Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 8, 2020 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – UNAUDITED

	26 weeks ended September 26, 2020	26 weeks ended September 28, 2019
Net sales	$57,025	$85,343
Cost of sales	34,182	52,719

Gross profit	22,843	32,624

Selling, general and administrative expenses	21,404	32,289
Depreciation and amortization	2,829	2,386

Total operating expenses	24,233	34,675

Operating loss	(1,390)	(2,051)
Interest and other financial costs	1,437	2,417

Loss from continuing operations	(2,827)	(4,468)
Income taxes (benefits)	—	—
Net loss from continuing operations	(2,827)	(4,468)
(Loss) income from discontinued operations, net of tax	—	(117)

Net loss	$(2,827)	$(4,585)

Weighted average common shares outstanding
Basic	17,971	17,965
Diluted	17,971	17,965
Net loss per common share
Basic	$(0.16)	$(0.26)
Diluted	$(0.16)	$(0.26)
Net loss from continuing operations per common share
Basic	$(0.16)	$(0.25)
Diluted	$(0.16)	$(0.25)

BIRKS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS – UNAUDITED

	As of
	September 26, 2020	March 28, 2020
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$2,408	$565
Accounts receivable and other receivables	6,274	6,019
Inventories	100,327	101,899
Prepaids and other current assets	2,030	2,007

Total current assets	111,039	110,490

Long-term receivables	4,725	4,538
Property and equipment	24,310	26,613
Operating lease right-of-use asset	60,973	64,069
Intangible assets and other assets	4,931	4,942

Total non-current assets	94,939	100,162

Total assets	$205,978	$210,652

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$59,951	$58,035
Accounts payable	36,157	48,183
Accrued liabilities	7,145	4,661
Current portion of long-term debt	2,569	64
Current portion of operating lease liabilities	5,754	5,823

Total current liabilities	111,576	116,766

Long-term debt	23,551	16,217
Long-term portion of operating lease liabilities	69,189	72,636
Other long-term liabilities	1,021	1,623

Total long-term liabilities	93,761	90,476
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,252,911	35,613	35,613
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	19,131	19,131
Accumulated deficit	(111,689)	(108,862)
Accumulated other comprehensive loss	(169)	(227)

Total stockholders’ equity	641	3,410

Total liabilities and stockholders’ equity	$205,978	$210,652